CONTANGO OIL & GAS COMPANY

717 Texas Ave., Suite 2900

Houston, Texas 77002

(713) 236-7400

October 1, 2015

VIA EDGAR

Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:Contango Oil & Gas Company

Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 3, 2015
File No. 1-16317

Dear Mr. Skinner:

Contango Oil & Gas Company (the “Company”) acknowledges receipt of the letter dated September 24, 2015 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced document (the “Comment Letter”).  The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses.  We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses.  We expect to provide our responses to the Comment Letter no later than October 23, 2015.

Should the Staff have any questions or comments with respect to the foregoing, please contact James M. Prince of Vinson & Elkins L.L.P., counsel to the Company at 713-758-3710.

Sincerely,

CONTANGO OIL & GAS COMPANY

By:/s/ E. JOSEPH GRADY

Name:E. Joseph Grady

Title:Senior Vice President and Chief Financial Officer

cc:James M. Prince

Vinson & Elkins L.L.P.

Via Facsimile